P.G.
7/31/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050227

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________ No ______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________.

Multilateral Instrument 45-102 (Resale of Securities)

Section 3.1(2) Notice of Filing of Current Annual Information Form

In accordance with the requirements of Multilateral Instrument 45-102 (Resale of Securities), notice is hereby given that on June 3, 2002, Minefinders Corporation Ltd. filed a current Annual Information Form in the alternative form of an SEC Annual Report on Form 20 F on Sedar under Project Number 456896.

Dated this 3rd day of June, 2002.

Minefinders Corporation Ltd.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Corporate Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date August 2, 2002

By: ______________________

(Print) Name: Paul C. MacNeill
Title: Director

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